Media release

Basel, 9 October, 2006

U.S. regulatory authority lifts import alert for Accu-Chek Spirit insulin pump system

Roche today announced that the US Food and Drug Administration (FDA) has lifted the import alert for the sale of Accu-Chek insulin pumps by Disetronic Medical Systems AG (Burgdorf, Switzerland) for customers in the United States, following the inspection of the Disetronic site last year.

"This is an important milestone for our Diabetes Care business unit and for all our employees who contributed to the achievement. It confirms our ongoing commitment to quality, regulatory and compliance programs across the world. In addition, we appreciate the support from the agency throughout the assessment process" said Severin Schwan, CEO Division Roche Diagnostics and Member of Roche's Corporate Executive Committee.

The lift of the import alert clears the path for an imminent launch of the Accu-Chek Spirit insulin pump system in the U.S. The insulin pump has been well received by consumers and healthcare professionals around the world. Currently, the Accu-Chek Spirit insulin pump is available in more than 30 countries. The FDA announcement is a further step toward worldwide access to the full insulin delivery portfolio of Roche.

About Roche Diabetes Care

Roche Diabetes Care is a pioneer in the development of blood glucose monitoring and insulin delivery systems as well as services to enable patient focused, cost effective, efficient diabetes management. For 30 years, the Accu-Chek brand has been committed to making life easier for people with diabetes and healthcare professionals and is completing the circle of care in diabetes management by offering blood glucose meters, insulin delivery systems and advice tools.

10/18

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, while the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- Accu-Chek product portfolio: www.accu-chek.com / www.disetronic-usa.com
- Roche in Burgdorf – Disetronic: www.disetronic.com
- Roche Diagnostics: www.roche-diagnostics.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com